SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                              110 MEDIA GROUP, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                    68241D206
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                                 (CUSIP Number)


                              Gary D. Lipson, Esq.
                   Winderweedle, Haines, Ward & Woodman, P.A.
                          390 N. Orange Ave, Suite 1500
                             Orlando, Florida 32801
                                 (407) 423-4246
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 22, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 68241D206                    13D                     PAGE 2 of 4 PAGES


________________________________________________________________________________
1) Name of Reporting Person: Joseph P. Carolan, III

         S.S. or I.R.S. Identification No. of Above Person:

________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

                                                                  (a) [ ]
                                                                  (b) [ ]

________________________________________________________________________________
3)   SEC Use Only


________________________________________________________________________________
4)   Source of Funds (See Instructions): OO


________________________________________________________________________________
5)   Check if Disclosure of Legal Proceeding is Required
     Pursuant to Items 2(d) or 2(e)                                   [ ]


________________________________________________________________________________
6)   Citizenship or Place of Organization: United States of America


________________________________________________________________________________
                7)  Sole Voting Power:
                       1,171,660
  Number of

   Shares       ________________________________________________________________
                8)   Shared Voting Power:
Beneficially           0

 Owned by
                ________________________________________________________________
   Each         9)   Sole Dispositive Power:
                      1,171,660
Reporting

 Person         ________________________________________________________________
                10)  Shared Dispositive Power:
 With                 0


________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
        1,171,660 shares


________________________________________________________________________________
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                   [ ]


________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):  7.04



________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):
      IN

CUSIP No. 68241D206                    13D                     PAGE 3 of 4 PAGES


________________________________________________________________________________
ITEM 1.    SECURITY AND ISSUER.

Securities acquired:       Common Stock

Issuer:                    110 Media Group, Inc.

Address of Issuer:         31 West Main Street, Suite 312
                           Patchogue, NY 11772


________________________________________________________________________________
ITEM 2.  IDENTITY AND BACKGROUND.

Reporting Person:          Joseph P. Carolan, III

Address:                   390 N. Orange Ave, Suite 1500
                                    Orlando, Florida   32801

Principal Business:                 Attorney

Citizenship:                        United States of America

         During the last five years, Joseph P. Carolan, III ("Mr. Carolan") has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.



________________________________________________________________________________
ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

         The shares of Common Stock of the Issuer were acquired by Joseph P. Carolan, III or his affiliates in exchange for all of their respective shares of common stock of Global Portals Online, Inc. No funds were borrowed by Mr. Carolan or his affiliates to acquire shares of Common Stock of the Issuer.


________________________________________________________________________________
ITEM 4.  PURPOSE OF THE TRANSACTION.

         Joseph P. Carolan, III and his affiliates acquired their respective shares of Common Stock of the Issuer in connection with the exchange of all of their shares of common stock of Global Portals Online, Inc. for shares of Common Stock of the Issuer. Mr. Carolan and his affiliates do not at present have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Carolan and his affiliates, respectively, reserve the right from time to time to acquire additional shares of Common Stock of the Issuer, to dispose of shares of Common Stock of the Issuer, and to engage in any or all of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 68241D206                    13D                     PAGE 4 of 4 PAGES


________________________________________________________________________________
ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, Joseph P. Carolan, III directly or indirectly holds 1,171,660 shares of Common Stock of the Issuer. Mr. Carolan believes that, based upon information available to him, these shares represent approximately 7.04% of the aggregate number of issued and outstanding shares of Common Stock of the Issuer.

         (b) Mr. Carolan has the sole power to vote and to dispose of 1,171,660 shares of Common Stock of the Issuer.

         (c) On December 22, 2005, the Issuer acquired all of the issued and outstanding shares of Common Stock of Global Portals Online, Inc. pursuant to the provisions of an Agreement and Plan of Share Exchange dated as of December 1, 2005 and shares of Common Stock of the Issuer were issued to Mr. Carolan and his affiliates.

         (d) Not Applicable.

         (e) Not Applicable.


________________________________________________________________________________
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not Applicable.


________________________________________________________________________________
ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

         Agreement and Plan of Share Exchange dated as of December 1, 2005 by and between 110 Media Group, Inc. and Global Portals Online, Inc. is incorporated by reference to the Issuer's Current Report on Form 8-K filed on December 28, 2005.


________________________________________________________________________________

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 /s/ Joseph P. Carolan, III
                                                 -------------------------------
                                                 Joseph P. Carolan, III

Date:    December 29, 2005